Exhibit 12.2

Exelon Generation Company, LLC

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2011	2012	2013	2014	2015
Pre-tax income from continuing operations	2,827	1,058	1,675	1,226	1,850
Plus: (Income) or loss from equity investees	1	91	(10)	20	—
Less: Capitalized interest	(49)	(67)	(54)	(63)	(79)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	2,779	1,082	1,611	1,183	1,771

Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	219	402	445	396	427
Interest component of rental expense (a)	220	291	248	269	284

Total fixed charges	439	693	693	665	711

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	3,218	1,775	2,304	1,848	2,482
Ratio of earnings to combined fixed charges	7.3	2.6	3.3	2.8	3.5

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.